

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via Facsimile
John Lorenz, President and Chief Executive Officer
GlyEco, Inc.
4802 East Ray Road, Suite 23-196
Phoenix, Arizona 85044

> **Re:** **GlyEco, Inc.**
> **Current Report on Form 8-K**
> **Filed November 28, 2011**
> **File No. 000-30396**

Dear Mr. Lorenz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Our Current Business Strategy, page 7

1. We note that you process waste at the West Virginia Facility without a formal written agreement but under the same terms as the original West Virginia Agreement. Please disclose here and in the risk factor on page 29 whether you are able to conduct your operations without the arrangement and the impact to your business if the arrangement were terminated.

2. Please clarify what your role versus the facility owner's role is at the West Virginia Facility. In the first paragraph, you say both that you process glycol and also that the facility owner will process glycol sourced by you to agreed upon specifications.

Glycol Regulation and Recycling, page 9

3. Please revise the last paragraph to clarify what you mean by "strong" versus "moderate" and "weak" regulations in the different countries. Please also elaborate on the impact of regulation of waste glycol on the recycling industry. It is not clear whether you are suggesting that stronger regulations create more or less favorable conditions for glycol recyclers to operate their businesses.

Our Product Specifications, page 11

4. Please revise to identify your research sources in the second bulleted paragraph.

Seven Year Price History of Petroleum Products, page 13

5. Please revise your discussion about this chart to clearly indicate the significance of the shaded prices in the chart. Please also explain in the text accompanying the chart what the nature of the correlation is. Some of the information in the chart suggests an inverse relationship, while other information does not.

Our Competitive Positioning—Accessing Waste Glycol, page 14

6. Please revise the first paragraph to clarify whether your 14.5 million net gallon estimate by Year 5 is an annual figure (i.e. you will produce 14.5 million annually, rather than simply reaching the 14.5 million net gallon figure by year 5).

Competitive Analysis, page 16

7. Please revise your discussion on page 16 to expand your discussion of your existing competitors. In this regard, we note your disclosure in the second paragraph on page 9 regarding the participants in the glycol recycling industry. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Governmental and Environmental Regulations, page 16

8. Please revise your disclosure to state the effect of existing state or county regulations on your business as well as the impact on your business to the extent that any of your third-party transporters fail to obtain the necessary permits. Please also revise your disclosure to include the laws and regulations discussed in the fourth risk factor on page 30. Also, state the costs and effects of compliance with environmental laws. See Items 101(h)(4)(ix) and 101(h)(4)(xi) of Regulation S-K.

Executive Compensation, page 17

9. Please note that $100,000 is not a threshold amount that triggers executive compensation disclosure for smaller reporting companies who have elected to use the scaled disclosure requirements permitted by Item 402(l) of Regulation S-K. Please revise your disclosure in the first sentence to state that your table includes the compensation of your named executive officers and other individuals as required under Item 402(m)(2) of Regulation S-K.

Summary Compensation Table, page 18

10. Please clarify whether the amount of consulting fees in the table represents amounts earned by Mr. Lorenz during 2009 and 2010. Please revise your disclosure to clearly indicate the relationship between the amount of the consulting fees presented in the table and the amounts paid to and owed to Barcid Investment Group, which is owned by Mr. Lorenz, as disclosed in the text following the table.

11. Please tell us whether Barcid Investment Group or Mr. Lorenz has a consulting agreement with you that covers Mr. Lorenz's services to you. If so, please revise your disclosure to state the material terms of the contract. Please see Item 402(o)(1) of Regulation S-K. Please also file any such agreement as an exhibit to your Form 8-K. See Item 2.01(f) of Form 8-K and Item 601(b)(10) of Regulation S-K.

Convertible Securities, page 24

12. Please file the convertible note and the forbearance agreement and amendments thereto as exhibits to your Form 8-K. See Item 601(b)(4) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition . . . , page 35

Liquidity and Capital Resources, page 42

13. Please revise this section to disclose the terms of the convertible note and the related forbearance agreements and, if material, any demand on your liquidity the note represents. See Item 303(a)(1) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 55

14. Please note that Item 401(f) of Regulation S-K requires disclosure for ten years, not five years. Please revise your disclosure in this section accordingly.

Exhibit 99.1

Note 9 – Related Party Transactions, page 13

15. We note that you sold the operating assets of WEBA, including certain additive formula used as a principal value increment in your product sales during 2009 and your disclosure on page 41 of the 8-K which indicates that overall revenue was significantly impacted due to the disposition of your subsidiary. Please refer to ASC Topic 205-20-50 and tell us what consideration you gave to reporting discontinued operations. Also, please explain how you accounted for the sale of these assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements or related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Virginia K. Sourlis, Esq.